

August 27, 2021

Tim Carter
Chief Financial Officer
Piper Sandler Companies
800 Nicollet Mall, Suite 900
Minneapolis, Minnesota 55402

> **Re: Piper Sandler Companies**
> **Form 10-K Filed February 25, 2021**
> **File No. 001-31720**

Dear Mr. Carter:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K Filed February 25, 2021

Note 4 Acquisitions, page 72

1. Please revise future filings to more clearly disclose the information required by ASC 805-30-50-1 for each of your business combinations. Refer to ASC 805-10-55-41 for example illustrative disclosure. Please provide us your proposed disclosure for the SOP Holdings LLC acquisition.

SOP Holdings LLC, page 72

2. Please tell us how you accounted for the restricted shares granted to employees valued at $124.9 million and the acquisition-related compensation arrangement with employees valued at $113.9 million. Please tell us how you determined if they represent replacement awards and also how you determined the amount that should be accounted for as consideration transferred and the amount that should be recognized as compensation cost in the post-combination periods. Please cite the specific accounting guidance you considered in your accounting determination. Additionally, please tell us the amounts and

line items where the items are presented in your 2020 financial statements, including the Consolidated Statements of Changes in Stockholders' Equity.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Mike Volley, Staff Accountant, at 202-551-3437 or Amit Pande, Branch Chief, at 202-551-3423 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance